FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK USA ENTERS INTO REGULATORY AGREEMENT

HSBC Bank USA today announced that it has entered into an agreement with the Federal Reserve Bank of New York and the New York State Banking Department to enhance its compliance with anti-money laundering requirements. The Bank has agreed to a number of improvements to its compliance, reporting, and review systems and procedures.

Youssef A Nasr, president and CEO, said: "HSBC has a long history of cooperation with regulators in the more than 80 countries and territories in the world in which we operate. We are working with the Federal Reserve and the New York State Banking Department to ensure that we meet or exceed all requirements. We are taking a number of steps to upgrade our systems and procedures in furtherance of our common goal of assuring that we have in place state-of-the-art policies, diligence practices and internal controls. This is our highest priority."

Notes to editors:

HSBC Holdings plc

HSBC Bank USA has more than 400 branches in New York State, giving it the most extensive branch network in New York. The bank also has eight branches in Florida, two in Pennsylvania, four in California and 15 in Panama..

HSBC Bank USA is the 11th largest US commercial bank ranked by assets and is a subsidiary of HSBC USA Inc, an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 9,500 offices in 80 countries and territories, the HSBC Group is one of the world's largest banking and financial services organisations..

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com..

END.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 01, 2003